October 6, 2020

John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Gatsby Digital, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

September 14, 2020

File No. 024-11292

Dear Mr. Stickel:

We acknowledge receipt of the comments in the letter dated September 28, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Gatsby Digital, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A

Summary, page 1

1.	You disclose on page 1 and elsewhere that the Gatsby Platform "allows users to trade options with their friends...." Please revise to clarify whether the phrase "with their friends" in this context refers to the trading of options alongside or between friends (i.e., trading or transferring beneficial ownership of options amongst themselves).

In response to the Staff’s comment, the Company has revised its disclosure in the “Summary” section of the Offering Statement to clarify the Gatsby Platform allows trading of options alongside friends, as opposed to between friends.

2.	We note your disclosure in the Summary and on pages 15 and 21 that Gatsby API is a service offered to select partners. Please revise to clarify what is required to become a "select partner" and disclose the number of "select partners" that are currently using Gatsby API. In addition, we note your disclosure on page 15 that Gatsby API is "still in early-access stage." Please revise your Summary section to disclose the development status of Gatsby API and clarify whether it is currently a functioning service.

In response to the Staff’s comment, the Company has revised its disclosure in the Offering Statement to clarify what is required to become a "select partner" and disclose the number of "select partners" that are currently using Gatsby API. In addition, we have clarified that the Gatsby API is still in development, and is not a fully-functioning service. The Company now describes the Gatsby API in a new subsection titled “Planned Product Offering – Gatsby API” in “The Company’s Business” section of the Offering Statement to further clarify the status of the Gatsby API.

Risk Factors

Certain data and information in this offering circular were obtained from third-party sources..., page 8

3.	We note your disclosure in this risk factor that you do not guarantee the accuracy and completeness of certain data and information contained in your offering materials. This statement appears to disclaim the issuer's responsibility for information in the offering statement. As this is not consistent with the liability provisions of the Securities Act, please revise this disclosure to remove this disclaimer.

In response to the Staff’s comment, the Company has revised its disclosure in the above mentioned risk factor entitled “Certain data and information in this offering circular were obtained from third-party sources and were not independently verified by us” to be clear that the Company is not disclaiming responsibility for information in the Offering Statement.

Dilution, page 10

4.	We note your revised disclosure in this section. It appears that the information presented in the dilution table that you have added assumes the completion of the maximum offering. Please revise to also present information that assumes completion of the minimum offering. In addition, please revise to include offering costs in the dilution calculation.

In response to the Staff’s comment, the Company has revised the first table, reflecting the effective price paid per share, in the “Dilution” section of the Offering Circular to present information that also assumes completion of the minimum offering.

The Company notes that the second table, reflecting the effective dilution per share to new investors, includes offering costs in the calculation of dilution. The Company further notes that the first table, reflecting effective price paid per share, does not account for offering costs associated with any prior issuance of securities, as the offering costs do not alter the effective price paid per share. No modifications to that table to reflect offering costs has been included.

The Company's Business, page 15

5.	Please address the following in connection with the "Principal Products and Services" disclosure on page 15:

•	Please revise to clarify the differences between standardized options, binary options and non-standardized options, as referenced in the first paragraph of this section.

•	You disclose that a "backup to the Gatsby Platform’s custodian is not possible, as the custodian for the Gatsby Platform holds all client securities on behalf of customers." Please revise to add related risk factor disclosure.
•	Please describe in greater detail how your brokerage operations team determines whether to approve or reject a user during the onboarding process.
•	You disclose that each Gatsby Platform user receives one “Gatsby Rewards Point” for each contract traded on the Gatsby Platform, and at "certain thresholds," such points trigger rewards, such as gift cards. Please describe in greater detail the thresholds at which such points trigger rewards (e.g., clarify the monetary value of a gift card to Amazon that one Gatsby Rewards Point represents.) Also please provide an estimate of any costs you expect to incur for purchasing gift cards or other rewards for which outstanding rewards points will be redeemed in the future.

The Company has revised its disclosure in “The Company’s Business” section of the Offering Statement as requested by the Staff. In addition, the Company has included a risk factor regarding the fact that a secondary “backup” custodian for the Gatsby Platform as a failsafe for technical issues or outages is not possible.

6.	Please revise to disclose the material terms and conditions of:
•	any agreements memorializing your arrangements with the two third-party vendors you reference under "Principal Products and Services," and identify such third parties. In this regard, we note your disclosure that the server application is reliant upon such vendors to function.

•	your Clearing Agreement with Apex Clearing, as referenced in footnote 8 to the Dilution table on page 10 and the form of warrant (filed as Exhibit 3.2). Also please revise to clarify the "current arrangement with ViewTrade" pursuant to which Apex Clearing is currently providing clearing services, as referenced in your response to comment 11, and clarify whether a clearing broker has been engaged to any extent (e.g., refer to the statement "once we engage a clearing broker..." under "Research and Development" on page 17).

Furthermore, please tell us how you considered filing the above-referenced agreements as exhibits to the offering statement.

The Company has revised its disclosure under "Principal Products and Services" to disclose the existence of agreements with these two third-party vendors (QuoteMedia and Apex Clearing), as well as the material terms of the agreements with these service providers. The Clearing Agreement between Gatsby Securities, LLC and Apex Clearing is also described.

The Company considered whether the above-referenced agreements are required to be filed under Item 17 of Part III of the Form 1-A and concluded that they are not required to be filed. Category 6 of Item 17 requires the filing of any contract not made in the ordinary course of business, or, if within the ordinary course of business, it need not be filed unless certain conditions are met. Here, entering into engagements with market data providers and clearing brokers is, while necessary, a usual transaction and practice of businesses operating in the Company’s industry. The Company has chosen to engage QuoteMedia and Apex Clearing for these functions, but could very well have chosen other providers at substantially the same terms that offer identical, or near-identical services. Additionally, if the Company is not satisfied with these providers, the Company could change providers with limited disruption to service, meaning that the Company is not substantially dependent on these specific providers for the continuation of its business. Further, neither of these agreements meet the conditions for which a transaction within the ordinary course of business would need to be filed. The Company also believes that there is no additional benefit to investor protection by filing these agreements, as the Company has now disclosed the material terms of the agreements in response to the request in this Comment #6.

7.	Refer to your disclosure in the penultimate paragraph on page 15. Please revise your disclosure, both here and elsewhere as appropriate, to address the following:
•	While you state that you are "currently pre-revenue" and "intend to start generating revenue" in the first and third sentences, you state in the second sentence that the "Gatsby Platform does currently generate revenue by charging users certain transactional fees." Please revise to reconcile your disclosure.

The Company has revised its disclosure in this section to be clear that the Gatsby Platform does not currently generate revenue by charging users certain transactional fees. The previous omission of this made in error.

•	You disclose that the Gatsby Platform charges users certain transactional fees, including the "OCC (Options Clearing Corporation) fee of $0.05 per options contract, the OCC's Options regulatory fee of $0.04 per contract, a FINRA Trading Activity Fee of $0.002 per contract and an SEC regulatory fee of $0.00207 per $100 of principal traded (on sells only), rounded to the nearest penny." Please revise to clarify where such fees are memorialized (e.g., in a regulatory rule, schedule or document) and whether such fees are subject to change. Please also revise to include disclosure regarding the transaction fees in your Summary.

The Company has revised its disclosure to clarify where such transactional fees are memorialized and to make clear that such fees are subject to change. The Company’s description of its business in the “Summary” also now includes disclosure regarding these transaction fees.

8.	Please revise your disclosure to identify the custodian for the Gatsby Platform. Further, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the statements that the custodian of the Gatsby Platform has a "strong track record" and that Apex Clearing has a "world-class technology platform."

The Company has revised its disclosure to identify the custodian for the Gatsby Platform (Apex Clearing). Further, the Company has removed the statements that the custodian of the Gatsby Platform has a "strong track record" and that Apex Clearing has a "world-class technology platform.”

Gatsby’s Order Flow Today, page 16

9.	We note that you intend to start generating revenue by routing your customer’s orders to market makers who will pay you rebates of $0.50 per contract. Based upon the "Gatsby’s Order Flow Today" diagram on page 16, it appears that you may currently have agreements or arrangements with market makers (e.g. Citadel, Virtu, Wolverine, etc.). In this regard, the note to the diagram states that "[c]urrently rebates for order flow are paid by the market makers but are kept by the clearing broker (Apex)." Please revise to clarify whether you have any existing agreements or arrangements with market makers. If applicable, please disclose the material terms of any such agreements. To the extent material, please also file the same as exhibits to the offering statement.

The Company has revised its disclosure to clarify that it does not currently have agreements or arrangements with market makers. The Company discloses that it has only received non-binding term sheets offers from market makers.

10.	As a related matter, please revise to quantify the number of users and transactions executed on the Gatsby Platform in recent periods.

In response to the Staff’s comment, the Company now discloses that Gatsby has had more than 160,000 contracts traded to date in 2020, and has roughly 10,000 sign-ups to the Gatsby Platform.

Our Advantage, page 17

11.	Please briefly describe how your scenario profit calculator works. Also discuss your resources available to provide customer service, including chat and phone support. In this regard, we note your disclosure at the bottom of page 17 that you currently have five employees.

In response to the Staff’s comment, the Company has provided a description of how its scenario profit calculator works, and describes further its resources available to provide customer service, including chat and phone support.

Research and Development, page 17

12.	Please revise to describe any further plans to develop the Gatsby API, which you state on page 15 is not "fully-developed." Where appropriate, please also explain whether you expect the Gatsby API to operate with the same "pass-through" fees charged to users that you have disclosed with respect to Gatsby Platform on page 15.

The Company has removed the “Research and Development” subsection from “The Company’s Business” subsection as it is no longer required by Item 7 of Part II of Form 1-A. The Company now describes the Gatsby API in under “Planned Product Offering” in this section, and clarifies that the Gatsby API is expected to operate with the same pass-through fees charged to users on the Gatsby Platform.

Additional Notes In Response to Call from Staff On October 2, 2020

The Company has provided additional disclosure in the Offering Statement addressing the comments provided to the Company by the Staff via a telephone call on October 2, 2020. The Company notes that the “Learn More and Reserve Shares” or links of similar nature in the Company's Item 13 Exhibits link to the Company’s Offering Page on the SeedInvest website. To the extent disclosure requested by the Staff via this telephone call is not included in this amended Offering Statement, the Company has determined that such information is not required to be filed pursuant to Part II of Form 1-A, and would not assist any potential investor in making an informed investment decision.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Gatsby Digital, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Ryan Belanger-Saleh

Chief Executive Officer

Gatsby Digital, Inc.